UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

TANGOE, INC.

(Name of Subject Company)

TANGOE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number of Class of Securities)

J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
(203) 859-9300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Tangoe, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by TAMS Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (the “Parent”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by the Parent and the Purchaser with the SEC on May 12, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4.                          The Solicitation or Recommendation.

The last paragraph of the subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“Following the announcement of the transaction, representatives of Stifel, under the direction and supervision of management of the Company, commenced a go-shop process.  At 11:59 p.m. Eastern Time on May 27, 2017, the go-shop period expired and was not extended.

During the go-shop period, Stifel contacted 36 parties on behalf of the Company to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with the Parent.  No third party submitted an alternative acquisition proposal or offer to acquire the Company.  Starting at 12:00 a.m. Eastern Time on May 28, 2017 (one minute after 11:59 p.m. Eastern Time on May 27, 2017), the Company became subject to customary no-shop restrictions that limit its and its’ representatives’ ability to solicit alternative acquisition proposals from third parties and to provide confidential information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals, subject to customary “fiduciary out” provisions.”

Item 7.                          Purposes of the Transaction and Plans or Proposals.

The last paragraph of Item 7 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“For a period of 30 days following the date of the Merger Agreement (the “Go-Shop Period”), the Company was permitted to directly or indirectly solicit, initiate, continue and otherwise participate in any discussion or negotiation regarding alternative acquisition proposals, subject to an extension of 14 days under specified circumstances.  The Go-Shop Period expired at 11:59 p.m. Eastern Time on May 27, 2017 and was not extended, as further discussed above in “Item 4 — The Solicitation or Recommendation — Background of the Offer”. The foregoing description of the Go-Shop Period is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.”

Item 8.                          Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding immediately after the subsection “Annual and Quarterly Reports” of Item 8 of the Schedule 14D-9:

“Go-Shop Period.

The Go-Shop Period expired at 11:59 p.m. Eastern Time on May 27, 2017, as further discussed above in “Item 4 — The Solicitation or Recommendation — Background of the Offer”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGOE, INC.
Date: June 2, 2017
	By:	/s/ Thomas P. Flynn
Thomas P. Flynn
Chief Administrative Officer, General Counsel & Secretary